

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2019

Mindy West
Chief Financial Officer
Murphy USA Inc.
200 Peach Street
El Dorado, Arkansas 71730-5836

  Re: Murphy USA Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2018
    Filed February 19, 2019
    File No. 1-35914

Dear Ms. West:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Consumer Products

cc: Donald Smith, Controller